VF 12-3-02

UNITED S...
SECURITIES AND EXCHA...
Washington, D.C

02053165

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SEC MAIL PROCESSING SECTION
RECEIVED
NOV 27 2002
WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 12/6/02

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Richmark Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5525 N. MacArthur Blvd. Suite 615
(No. and Street)

Irving (City) Texas (State) 75038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Harold McKamy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richmark Capital Corporation, as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LISA M HILLER
NOTARY PUBLIC
State of Texas
Comm. Exp. 02-21-2005

Lisa M Hiller
11.26.2

Notary Public

Harold McKamy
Signature

VP Finance / FinOP
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHMARK CAPITAL CORPORATION

FINANCIAL REPORT

SEPTEMBER 30, 2002

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Richmark Capital Corporation

We have audited the accompanying statement of financial condition of Richmark Capital Corporation as of September 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richmark Capital Corporation as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
October 29, 2002

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

RICHMARK CAPITAL CORPORATION
Statement of Financial Condition
September 30, 2002

ASSETS

Cash and cash equivalents	$ 115,606
Receivable from clearing broker/dealers	65,167
Accounts receivable - other	41,590
Employee advances	2,500
Prepaid expenses	1,960
Marketable securities, at market value	857,976
Clearing deposits	605,210
TOTAL ASSETS	$ 1,690,009

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 85,761
Accrued expenses	887,269
Securities sold short, at market value	36,792
TOTAL LIABILITIES	1,009,822

Stockholder's Equity

Common stock, no par value, 50,000 shares authorized, issued and outstanding	177,810
Additional paid-in capital	3,671,842
Accumulated deficit	(3,169,465)
TOTAL STOCKHOLDER'S EQUITY	680,187
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,690,009

See notes to financial statements.

RICHMARK CAPITAL CORPORATION
Statement of Income
Year Ended September 30, 2002

Revenue	
Securities commissions	$ 191,976
Investment banking revenue	61,240
Private placement commissions	46,800
Realized gains on firm securities trading accounts	169,790
Other revenue	41,338
TOTAL REVENUE	511,144
Expenses	
Compensation and related costs	326,466
Clearing charges	99,791
Communications	97,047
Occupancy and equipment costs	8,707
Losses on error account and bad debts	21,500
Management fees paid to Parent	154,356
Regulatory fees and expenses	50,393
Professional fees	5,119
Other expenses	407,508
TOTAL EXPENSES	1,170,887
Net loss before other losses	(659,743)
Other Losses	
Realized loss on marketable securities	(307,786)
Unrealized loss on marketable securities	(1,060,457)
Total other losses	(1,368,243)
NET LOSS	$ (2,027,986)

See notes to financial statements.

RICHMARK CAPITAL CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2002

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at September 30, 2001	50,000	$177,810	$ 748,643	$ (1,141,479)	$ (215,026)
Additional capital contributed - cash	-	-	337,000	-	337,000
Additional capital contributed - marketable securities	-	-	2,586,199	-	2,586,199
Net loss	-	-	-	(2,027,986)	(2,027,986)
Balances at September 30, 2002	50,000	$177,810	$ 3,671,842	$ (3,169,465)	$ 680,187

See notes to financial statements.

RICHMARK CAPITAL CORPORATION
Statement of Cash Flows
Year Ended September 30, 2002

Cash flows from operating activities:	
Net loss	$ (2,027,986)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in allowance for doubtful accounts	30,000
Realized loss on marketable securities	307,786
Unrealized loss on marketable securities	1,060,457
Change in assets and liabilities	
Decrease in receivable from clearing broker/dealers	71,732
Increase in accounts receivable - other	(21,090)
Increase in employee advances	(2,500)
Increase in prepaid expenses	(557)
Increase in clearing deposits	(512,940)
Decrease in bank overdraft	(2,489)
Increase in accounts payable	6,117
Increase in accrued expenses	313,529
Net cash used in operating activities	(777,941)
Cash flows from investing activities:	
Purchase of marketable securities	(1,941,787)
Proceeds from sale of marketable securities	2,436,901
Net cash provided by investing activities	495,114
Cash flows from financing activities:	
Additional capital contributed	337,000
Net change in cash and cash equivalents	54,173
Cash and cash equivalents at beginning of year	61,433
Cash and cash equivalents at end of year	$ 115,606

Non-Cash Financing Activities:

The Company received marketable securities with a market value of approximately $2,586,199 as additional capital contributed during the year.

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 433
Income taxes paid to Parent	$ -

See notes to financial statements.

RICHMARK CAPITAL CORPORATION
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Richmark Capital Corporation (the Company) was organized in January 1997 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a full service brokerage firm offering full retail, on-line trading and investment banking services. The Company is a wholly owned subsidiary of RMC I Capital Markets, Inc. (Parent). The Company's customers consist primarily of individuals and institutions located throughout the United States.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are carried at market value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

RICHMARK CAPITAL CORPORATION
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Commission Revenue

General securities commissions and related clearing expenses are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

Note 2 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements require minimum charges totaling $5,000 per month. The agreements also require the Company to maintain a minimum totaling $680,210 as deposits in accounts with the clearing broker/dealers.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2002, the Company had net capital and net capital requirements of $322,388 and $100,000, respectively. The Company's net capital ratio was 3.02 to 1. The Company had a net capital deficiency from approximately September 25, 2001 through January 19, 2002, and therefore was limited to conducting only sales side transactions during this time.

Note 4 - Marketable Securities

The Company's marketable securities consist of marketable equity securities with a market value of $857,976, cost of $2,183,606 and accumulated unrealized losses of $1,325,630. The unrealized loss for the year ended September 30, 2002 was $1,060,457.

Note 5 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable or payable to the Parent. There were no amounts due to or from the Parent for income taxes at September 30, 2002.

Note 5 - <u>Income Taxes (continued)</u>

Under the cash basis method of accounting, the Company has a net operating loss carry forward of approximately $1,004,000, which begins expiring in 2021. The Company also has approximately $864,000 and $1,326,000 in future deductible expenses due to the cash basis method of accounting used for income taxes and cumulative unrealized losses on marketable securities, respectively. The net operating loss carry forward, the future deductible expenses and the cumulative unrealized losses on marketable securities create a deferred tax asset of approximately $479,000; however, the entire amount has been offset by valuation allowance.

Note 6 - <u>Contingencies</u>

<u>Arbitration</u>

The Company has been named as a defendant in an arbitration relating to its activities as a broker-dealer in securities. The action seeks damages of material amounts. While the ultimate outcome of the pending arbitration cannot be predicted with certainty, management, having reviewed this action with its outside legal counsel, believes it has meritorious defenses to such action and intends to defend itself vigorously. No provision has been made in the financial statements for this contingency.

<u>SEC Action</u>

On March 18, 2002, an Administrative Law Judge of the SEC issued an Initial Decision Release imposing sanctions against the Company and one of the Company's registered representatives (Representative), who is also the sole shareholder of the Parent, for violating Sections of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Initial Decision recommends the following sanctions: a cease and desist order against the Company and the Representative, disgorgement of commissions from the Company totaling $25,618, a bar against the Representative from association with a broker or dealer for 90 days, a suspension of the Company's registration for a period of 90 days, and second-tier civil penalties of $55,000 against the Representative and $275,000 against the Company. The $300,618 in disgorged commissions and civil penalties against the Company are included in accrued expenses in the accompanying statement of financial condition. The Company and the Representative are appealing the Initial Decision's findings and recommended sanctions and are requesting the SEC either reverse the findings of the Administrative Law Judge and dismiss the charges, or vacate and remand the case for further proceedings.

Note 7 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has a management agreement (Agreement) with its Parent. The Agreement requires the Parent to provide management and other services to the Company for a term of five years beginning August 2002 and expiring July 2007. Fees for such services are payable monthly in amounts at the discretion of the Company. The Agreement allows the Company to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements. The total amount paid under this Agreement for the year ended September 30, 2002 was $154,356. The Agreement was not consummated on terms equivalent to arms length transactions

Note 8 - Off-Balance-Sheet Risk / Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

The Company has $895,578, or approximately 53%, of its total assets in money market funds, a clearing deposit and marketable securities due from or held at one of the Company's clearing broker/dealers.

Schedule I

RICHMARK CAPITAL CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
September 30, 2002

Total stockholder's equity qualified for net capital	$ 680,187
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable - other	41,590
Employee advances	2,500
Prepaid expenses	1,960
Total non-allowable assets	46,050
Marketplace blockage deduction	97,989
Total deductions and/or charges	144,039
Net capital before haircuts on securities	536,148
Haircuts on securities	
Cash equivalents	1,604
Marketable securities	123,025
Undue concentration	89,131
Total haircuts on securities	213,760
Net Capital	$ 322,388
Aggregate indebtedness	
Accounts payable	$ 85,761
Accrued expenses	887,269
Total aggregate indebtedness	$ 973,030
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 222,388
Ratio of aggregate indebtedness to net capital	3.02 to 1

Schedule II

RICHMARK CAPITAL CORPORATION
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of September 30, 2002

Net capital as reported by Registrant in Part IIA of Form X-17a-5	
as of September 30, 2002 (unaudited)	361,504
Audit adjustments:	
Increase in cash and cash equivalents	4,882
Decrease in marketable securities	(32,197)
Increase in accrued expenses	(10,848)
Increase in securities sold short	(18,838)
Decrease in marketplace blockage deduction	28,714
Increase in haircuts on securities	(10,829)
Net capital as computed on Schedule I	$ 322,388

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Richmark Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Richmark Capital Corporation (the Company) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
October 29, 2002